CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, J. Daniel Stinnette, residing in Charlottesville, Virginia U.S.A. do hereby certify that:

1)	I am an Associate Principal with SRK Consulting (Canada) Inc. with an office at 1066 W. Hastings St Vancouver, B.C., CANADA;

2)	I am a graduate of Virginia Tech (2000), I obtained a BSc. in Mining Engineering. I am a graduate of Queen’s University (2013) with an MASc. in Mining Engineering. I have practiced my profession continuously since 2000. My relevant experience includes the design of mine ventilation systems for metal/non-metal mines around the world;

3)	I am a Professional Engineer registered with the Commonwealth of Virginia (No. 040242616);

4)	I have not personally visited the project area but relied on a site visit conducted by Neil Winkelmann on 20 June 2017, a co-author of this technical report;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of this report and responsible for section 15.5.2, as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject property;

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 30th day of November, 2017 in Charlottesville, Virginia, U.S.A.

“original signed”

J. Daniel Stinnette, PE Associate Principal Consultant - Ventilation SRK Consulting (Canada), Inc.